

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 7, 2020

Jeffrey Lown II
Chief Executive Officer
Cherry Hill Mortgage Investment Corp
1451 Route 34
Suite 303
Farmingdale, NJ 07727

> **Re: Cherry Hill Mortgage Investment Corp**
> **Form S-3**
> **Filed December 2, 2020**
> **File No. 333-251078**

Dear Mr. Lown II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David S. Freed, Esq.